As filed with the Securities and Exchange Commission on November 30, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CELL THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Washington	2834	91-1533912
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James A. Bianco

President and Chief Executive Officer

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael J. Kennedy, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, California 94114

(415) 984-8700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (hereinafter the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, no par value per share	9,877,932	$2.25 (2)	$22,225,347	$2,379

(1)	Includes up to 6,500,000 shares of the registrant’s common stock issuable upon the exercise of warrants with an exercise price of zero ($0.00). Shares of the registrant’s common stock being registered hereby are accompanied by the registrant’s preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by each certificate for common stock and will be transferred along with and only with the common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, recapitalization or similar event.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices for the registrant’s common stock as reported on the Nasdaq National Market on November 28, 2005, which was $2.25.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and selling securityholders named in this prospectus are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Dated November 30, 2005

PRELIMINARY PROSPECTUS

9,877,932 SHARES

COMMON STOCK

This prospectus relates to the sale of up to 9,877,932 shares of common stock of Cell Therapeutics, Inc. by the selling securityholders named in this prospectus. The selling securityholders acquired 3,377,932 shares of our common stock and warrants exercisable at an exercise price of zero ($0.00) for up to 6,500,000 shares of our common stock in a private placement that closed on November 4, 2005. The shares offered pursuant to this prospectus include both the shares currently issued and outstanding and any shares issuable upon the exercise of the warrants from time to time. The selling securityholders may sell all or a portion of the shares of common stock from time to time on the Nasdaq National Market, in negotiated transactions or otherwise, and at prices and at terms which will be determined by the then prevailing market price for the shares or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. We will not receive any portion of the proceeds from the sale of the shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “CTIC.” On November 28, 2005, the last reported sale price for our common stock on the Nasdaq National Market was $2.26 per share.

We were incorporated in Washington in 1991. Our principal office is located at 501 Elliott Avenue West, Suite 400, Seattle, WA 98119. Our telephone number is (206) 282-7100. Our world wide web address is http://www.cticseattle.com. Information on our website does not constitute part of this prospectus.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated             , 2005

ABOUT THIS PROSPECTUS

This prospectus constitutes part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission through what is known as the shelf registration process. Under this process, the selling securityholders may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. A prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information: and “Information Incorporated by Reference.”

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained or incorporated by reference in this prospectus. You should not rely on any unauthorized information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospectus may have changed since those dates. Unless the context suggests otherwise, the terms “CTI,” “Cell Therapeutics,” “our company,” “ourselves,” “we,” “our” and “us” refer to Cell Therapeutics, Inc. and its subsidiaries.

“CTI” and “XYOTAX” (formerly referred to as PG-TXL) are our proprietary marks. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

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RISK FACTORS

You should carefully consider the risks described below before investing in our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business, financial condition, operating results and prospects.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, operating results or prospects. In that case, the trading price of our common stock could decline.

Risks Related to Our Business

We expect to continue to incur net losses, and we might never achieve profitability.

We were incorporated in 1991 and have incurred a net operating loss every year. As of September 30, 2005, we had an accumulated deficit of approximately $806.6 million. Effective July 18, 2005, we divested our sole commercial product TRISENOX® (arsenic trioxide) and we may never become profitable, even if we are able to commercialize other products. We are pursuing regulatory approval for XYOTAX and will need to conduct research, development, testing and regulatory compliance activities expenses for which, together with projected general and administrative expenses, will result in operating losses for the foreseeable future.

We expect to need to raise additional funds in the near future, and they may not be available on acceptable terms, or at all.

We expect that our existing capital resources, including the proceeds from our November 2005 convertible senior notes offering, net of amounts held in escrow until April 30, 2006 to fund potential mandatory redemptions of these notes, and our ability to control expenditures will enable us to maintain our operations for at least the next twelve months based on current activities; however, to fully fund ongoing and planned activities beyond the next twelve months, we will need to raise additional funds. In particular, we will need to raise additional funds to complete an additional study for XYOTAX as first-line monotherapy in women and the regulatory approval process for XYOTAX.

If our plans or assumptions change or are inaccurate, it will affect the amount of additional funds we will need to raise. We may raise such capital through public or private equity financings, partnerships, debt financings or restructurings, bank borrowings or other sources. Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we will further curtail operations significantly, including the delay, modification or cancellation of operations and plans related to XYOTAX, pixantrone and other products we may be developing. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, drug candidates, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, shareholders may experience dilution of their proportionate ownership of us.

The terms of our newly issued 6.75% convertible senior subordinated notes and the terms of the related Conversion and Placement Agreement preclude us from pursuing certain financings for various periods of time, and if one or more of the resale registration statements that we have agreed to file is not declared effective, we may be precluded from raising funds through equity or debt financings for an extended period of time.

We may be delayed, limited or precluded from obtaining regulatory approval of XYOTAX given that each of our three STELLAR phase III clinical trials for the treatment of non-small cell lung cancer did not meet their primary endpoints.

In March 2005, we announced the results of STELLAR 3, and in May 2005, we announced the results of STELLAR 2 and 4, our phase III clinical trials of XYOTAX in non-small cell lung cancer. All three trials, which were designed to demonstrate a significant improvement in overall survival compared to current marketed agents for treating NSCLC, did not achieve their primary endpoints of superior overall survival. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or preclude regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could delay, limit or prevent regulatory approval. Our success depends in large part on obtaining regulatory approval of XYOTAX. Our filing strategy for XYOTAX has not been previewed or approved by the FDA, the EMEA or any other regulatory authority, and we expect that obtaining regulatory approval based on our current clinical trial data will be difficult for the reasons stated above in the summary.

Without a successful additional trial or positive interim results from that additional trial, we expect a difficult regulatory review from the FDA, which may preclude obtaining approval of our new drug application, or NDA, for a number of reasons: our trials failed to meet their primary endpoints and the FDA has taken the view that it will not favorably review secondary endpoints on data absent achievement of primary endpoints; while gender-specific survival was pre-specified in the analysis plan, women over men gender-specific survival was not a pre-specified endpoint; and, while the FDA has recently reviewed NDAs based on pooled analyses, none have been approved in the past. We are not pursuing approval from the FDA based on non-inferiority which is usually the basis for making a comparable survival claim.

A successful regulatory review from the EMEA is also not assured. While one EMEA member country supported using a non-inferiority overall survival endpoint for each of the STELLAR first-line studies, the EMEA Scientific Advisory Working Group will need to agree on the statistical tests and methodologies used to support this non-inferiority endpoint. The EMEA Scientific Advisory Working Group may not reach such an agreement and may not support submission to the EMEA for review and potential approval.

We have a substantial amount of debt.

After giving effect to the 6.75% convertible senior notes offering and the Conversion and Placement Agreement, which closed in November 2005, we will have outstanding over $233 million of debt. Over $96 million of this debt comes due in 2008 and over $137 million comes due in 2010. Our annual interest expense, including the interest payable pursuant to the 6.75% convertible senior notes, will be over $13 million. Unless we generate substantial sales from one of our potential products or raise substantial additional capital, we may not be able to repay this debt or the interest, liquidated damages or other payments with respect to our debt. Prior to this debt becoming due, we may engage in one or more restructuring transactions which could involve, among other things, in an effective increase in interest rates, alteration of terms or exchanges involving the issuance of additional shares of common stock or other arrangements which may dilute or be adverse to the value of our common stock.

We are subject to extensive government regulation.

We are subject to rigorous and extensive regulation by the FDA in the United States and by comparable agencies in other countries. Failure to comply with regulatory requirements could result in various adverse consequences, including possible delay in approval or refusal to approve a product, withdrawal of approved products from the market, product seizures, injunctions, monetary penalties, or criminal prosecution.

Our products may not be marketed in the United States until they have been approved by the FDA and may not be marketed in other countries until they have received approval from the appropriate agency. With the exception of TRISENOX, which we recently divested to Cephalon, Inc., or Cephalon, none of our products have received approval. Obtaining regulatory approval requires substantial time, effort and financial resources, and we may not be able to obtain approval of any of our products on a timely basis, or at all. If our products are not approved in a timely fashion, our business and financial condition may be adversely affected.

The next product for which we expect to request approval is XYOTAX. We intend to request that the FDA approve XYOTAX as first-line monotherapy for women with advanced NSCLC who have poor performance status (PS2) based on data from a pooled analysis of two trials. We also plan to initiate an additional study of XYOTAX as first-line monotherapy in women and to have interim results available at the time of FDA review. Based on feedback from the FDA, we expect that it will be difficult to obtain approval based on the data available from our existing trials, and we cannot be sure that XYOTAX will be approved based on this submission or on any other submission in the future.

In addition, both before and after approval, our contract manufacturers and our products are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export. Manufacturing processes must conform to current Good Manufacturing Practice, or cGMPs. The FDA and other regulatory authorities periodically inspect manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort to maintain compliance.

We believe that while we owned TRISENOX, it was prescribed by physicians largely for uses not approved by the FDA. Although physicians may lawfully prescribe pharmaceutical products, such as TRISENOX, for such off-label uses, promotion by us of such off-label uses is unlawful. Some of our practices intended to make physicians aware of off-label uses of TRISENOX, without engaging in off-label promotion, could nevertheless have been construed as off-label promotion, and it is likely that some instances of off-label promotion occurred in the past. We are in discussions with the U.S. Attorney for the Western District of Washington in connection with previous promotional practices. Although we have policies and procedures in place designed to assure ongoing compliance with FDA requirements regarding off-label promotion, some non-compliant actions may nevertheless have occurred. Regulatory authorities could take enforcement action against us if they believe that we promoted TRISENOX for off-label use.

Additionally, we are subject to numerous regulations and statutes regulating the manner of selling and obtaining reimbursement for our products that receive marketing approval. For example, federal statutes generally prohibit providing certain discounts and payments to physicians to encourage them to prescribe our product. Violations of such regulations or statutes may result in treble damages, criminal or civil penalties, fines or exclusion of CTI or our employees from participation in federal and state healthcare programs. Although we have policies prohibiting violations of relevant regulations and statutes, unauthorized actions of our employees or consultants (including unlawful off-label promotion), or unfavorable interpretations of such regulations or statutes may result in third-parties or regulatory agencies bringing legal proceedings or enforcement actions against us.

We face direct and intense competition from our competitors in the biotechnology and pharmaceutical industries, and we may not compete successfully against them.

Competition in the oncology industry is intense and is accentuated by the rapid pace of technological development. We anticipate that we will face increased competition in the future as new companies enter our market. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical companies, specialized biotechnology companies and universities and other research institutions. Specifically:

•	If we are successful in bringing XYOTAX to market, we will face direct competition from oncology-focused multinational corporations. XYOTAX will compete with other taxanes. Many oncology-focused multinational corporations currently market or are developing taxanes, epothilones, and other cytotoxic agents, which inhibit cancer cells by a mechanism similar to taxanes, or similar products including, among others, Bristol-Myers Squibb Co., which markets paclitaxel; Aventis, which markets docetaxel; Genentech and OSI Pharmaceuticals, which market Tarceva™; Genentech, which markets Avastin™, Lilly, which markets Alimta®, and American Pharmaceutical Partners, which markets Abraxane™. In addition, several companies such as NeoPharm Inc. and Sonus Pharmaceuticals, are also developing novel taxanes and formulations which could compete with our products.

•	Because pixantrone is intended to provide less toxic treatment to patients who have failed standard chemotherapy treatment, if pixantrone is brought to market, it is not expected to compete directly with many existing chemotherapies. However, pixantrone will face competition from currently marketed anthracyclines, such as mitoxantrone (Novantrone®), and new anti-cancer drugs with reduced toxicity that may be developed and marketed.

Many of our competitors, either alone or together with their collaborators and in particular, the multinational pharmaceutical companies, have substantially greater financial resources and development and marketing teams than us. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in developing, manufacturing and marketing products. As a result, these companies’ products might come to market sooner or might prove to be more effective, less expensive, have fewer side effects or to be easier to administer than ours. In any such case, sales of our products or eventual products would likely suffer and we might never recoup the significant investments we are making to develop these product candidates.

Uncertainty regarding third-party reimbursement and healthcare cost containment initiatives may limit our returns.

The ongoing efforts of governmental and third-party payors to contain or reduce the cost of healthcare may affect our ability to commercialize our products successfully. Governmental and other third-party payors are increasingly attempting to contain healthcare costs by:

•	challenging the prices charged for health care products and services,

•	limiting both coverage and the amount of reimbursement for new therapeutic products,

•	denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors,

•	refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval, and

•	denying coverage altogether.

The trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products. In addition, in almost all European markets, pricing and choice of prescription pharmaceuticals are subject to governmental control. Therefore, the price of our products and their reimbursement in Europe will be determined by national regulatory authorities.

Even if we succeed in bringing any of our proposed products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing. The Medicare Prescription Drug Improvement, and Modernization Act, or MMA, enacted December 2003, will affect reimbursement and purchases of prescription drugs, including cancer drugs. Implementation of the MMA and yet to be issued regulation could have an adverse impact on sales of prescription drugs. While we cannot predict whether any other legislative or regulatory proposals will be adopted, the adoption of other proposals could make it difficult or impossible to sell our products.

Even if our drug candidates are successful in clinical trials, we may not be able to successfully commercialize them.

Since our inception in 1991, we have dedicated substantially all of our resources to the research and development of our technologies and related compounds. With the exception of TRISENOX for patients with acute promyelocytic leukemia, or APL, who have relapsed or failed standard therapies, which we recently divested to Cephalon, all of our compounds currently are in research or development, and none have been submitted for marketing approval.

Prior to commercialization, each product candidate requires significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. The development of anti-cancer drugs, including those we are currently developing, is unpredictable and subject to numerous risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons including that they may:

•	be found ineffective or cause harmful side effects during preclinical testing or clinical trials,

•	fail to receive necessary regulatory approvals,

•	be difficult to manufacture on a scale necessary for commercialization,

•	be uneconomical to produce,

•	fail to achieve market acceptance, or

•	be precluded from commercialization by proprietary rights of third parties.

The occurrence of any of these events could adversely affect the commercialization of our products. Products, if introduced, may not be successfully marketed and/or may not achieve customer acceptance. If we fail to commercialize products or if our future products do not achieve significant market acceptance, we will not likely generate significant revenues or become profitable.

If any of our license agreements for intellectual property underlying XYOTAX, pixantrone or any other products are terminated, we may lose our rights to develop or market that product.

We have licensed intellectual property, including patent applications from The University of Vermont, Hoffman La Roche and others, including the intellectual property relating to pixantrone. We have also in-licensed the intellectual property relating to our drug delivery technology that uses polymers that are linked to drugs, known as polymer-drug conjugates, including XYOTAX and CT-2106. Some of our product development programs depend on our ability to maintain rights under these licenses. Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under these licenses. We may not be able to meet our obligations under these licenses. If we default under any license agreements, we may lose our right to market and sell any products based on the licensed technology.

If we fail to adequately protect our intellectual property, our competitive position could be harmed.

Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to:

•	obtain patent protection for our products or processes both in the United States and other countries,

•	protect trade secrets, and

•	prevent others from infringing on our proprietary rights.

When polymers are linked, or conjugated, to drugs, the results are referred to as polymer-drug conjugates. We are developing drug delivery technology that links chemotherapy to biodegradable polymers. For example, XYOTAX is paclitaxel, the active ingredient in Taxol®, one of the world’s best selling cancer drugs, linked to polyglutamate. We may not receive a patent for all of our polymer-drug conjugates and we may be challenged by the holder of a patent covering the underlying drug and/or methods for its use or manufacture.

The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the United States and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. Patent applications in which we have rights may never issue as patents and the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us. Patent litigation is widespread in the biotechnology industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect a patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue any such litigation or to protect our patent rights. Any adverse outcome in litigation with respect to the infringement or validity of any patents owned by third-parties could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease using a product or technology.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third-parties may independently develop such know-how or otherwise obtain access to our technology. While we require our employees, consultants and corporate partners with access to proprietary information to enter into confidentiality agreements, these agreements may not be honored.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if unsuccessful, could cause us to pay substantial damages and prohibit us from selling our products.

We attempt to monitor patent filings but have not conducted an exhaustive search for patents that may be relevant to our products and product candidates in an effort to guide the design and development of our products to avoid infringement. We may not be able to successfully challenge the validity of these patents and could have to pay substantial damages, possibly including treble damages, for past infringement and attorney’s fees if it is ultimately determined that our products infringe a third-party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Moreover, third-parties may challenge the patents that have been issued or licensed to us. Even if infringement claims against us are without merit, or if we challenge the validity of issued patents, lawsuits take significant time, may be expensive and may divert management attention from other business concerns.

We may be unable to obtain the raw materials necessary to produce our XYOTAX product candidate in sufficient quantity to meet demand when and if such product is approved.

We may not be able to continue to purchase the materials necessary to produce XYOTAX, including paclitaxel, in adequate volume and quality. Paclitaxel is derived from certain varieties of yew trees. Supply of paclitaxel is controlled by a limited number of companies. Paclitaxel is available and we purchase it from several sources. We purchase the raw material polyglutamic acid from a single source on a purchase order basis. Should the polyglutamic acid purchased from our sources prove to be insufficient in quantity or quality, should a supplier fail to deliver in a timely fashion or at all, or should these relationships terminate, we may not be able to obtain a sufficient supply from alternate sources on acceptable terms, or at all.

Our dependence on third-party manufacturers means that we do not always have sufficient control over the manufacture of our products.

We do not currently have internal analytical laboratory or manufacturing facilities to allow the testing or production of drug products in compliance with cGMPs. Because we do not directly control our suppliers, these vendors may not be able to provide us with finished product when we need it.

We will be dependent upon these third-parties to supply us in a timely manner with products manufactured in compliance with cGMPs or similar manufacturing standards imposed by foreign regulatory authorities where our products will be tested and/or marketed. While the FDA and other regulatory authorities maintain oversight for cGMP compliance of drug manufacturers, contract manufacturers may at times violate cGMPs. The FDA and other regulatory authorities may take action against a contract manufacturer who violates cGMPs. One of our products under development, XYOTAX, has a complex manufacturing process, which may prevent us from obtaining a sufficient supply of drug product for the clinical trials and commercial activities currently planned or underway on a timely basis, if at all. The active pharmaceutical ingredient and finished product for pixantrone are both manufactured by a single vendor.

If we do not successfully develop additional products, we may be unable to generate significant revenue or become profitable.

We divested our commercial product, TRISENOX, that received marketing approval for relapsed or refractory APL. XYOTAX, pixantrone and CT-2106 are currently in clinical trials and may not be successful. Our STELLAR phase III clinical trials for XYOTAX for the treatment of non-small cell lung cancer failed to meet their primary endpoints. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in advanced clinical trials, even after reporting promising results in earlier trials. For example, in our first phase III human trial for lisofylline, completed in March 1998, we failed to meet our two primary endpoints, or goals, even though we met our endpoints in two earlier phase II trials for lisofylline. We will need to commit significant time and resources to develop these and additional product candidates. Our product candidates will be successful only if:

•	our product candidates are developed to a stage that will enable us to commercialize them or sell related marketing rights to pharmaceutical companies;

•	we are able to commercialize product candidates in clinical development or sell the marketing rights to third parties; and

•	our product candidates, if developed, are approved by the regulatory authorities.

We are dependent on the successful completion of these goals in order to generate revenues. The failure to generate such revenues may preclude us from continuing our research and development of these and other product candidates.

If we are unable to enter into new licensing arrangements, our future product portfolio and potential profitability could be harmed.

One component of our business strategy is in-licensing drug compounds developed by other pharmaceutical and biotechnology companies or academic research laboratories. Substantially all of our product candidates in clinical development are in-licensed from a third-party, including XYOTAX, pixantrone and CT-2106.

Competition for new promising compounds and commercial products can be intense. If we are not able to identify future in-licensing opportunities and enter into future licensing arrangements on acceptable terms, our future product portfolio and potential profitability could be harmed.

We may take longer to complete our clinical trials than we expect, or we may not be able to complete them at all.

Before regulatory approval for any potential product can be obtained, we must undertake extensive clinical testing on humans to demonstrate the safety and efficacy of the product. Although for planning purposes we forecast the commencement and completion of clinical trials, the actual timing of these events can vary dramatically due to a number of factors.

We may not obtain authorization to permit product candidates that are already in the preclinical development phase to enter the human clinical testing phase. Authorized preclinical or clinical testing may not be completed successfully within any specified time period by us, or without significant additional resources or expertise to those originally expected to be necessary. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Clinical testing may not show potential products to be safe and efficacious and potential products may not be approved for a specific indication. Further, the results from preclinical studies and early clinical trials may not be indicative of the results that will be obtained in later-stage clinical trials. Data obtained from clinical trials are susceptible to varying interpretations. Government regulators and our collaborators may not agree with our interpretation of our clinical trial results. In addition, we or regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks or for other reasons. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the number of patients with the relevant conditions, the nature of the clinical testing, the proximity of patients to clinical testing centers, the eligibility criteria for tests as well as competition with other clinical testing programs involving the same patient profile but different treatments.

We have limited experience in conducting clinical trials. We expect to continue to rely on third-parties, such as contract research organizations, academic institutions and/or cooperative groups, to conduct, oversee and monitor clinical trials as well as to process the clinical results and manage test requests, which may result in delays or failure to complete trials, if the third-parties fail to perform or to meet the applicable standards.

If we fail to commence or complete, need to perform more or larger clinical trials than planned or experience delays in any of our present or planned clinical trials, including the phase II and phase III clinical trials of pixantrone, our development costs may increase and/or our ability to commercialize our product candidates may be adversely affected. If delays or costs are significant, our financial results and our ability to commercialize our product candidates may be adversely affected.

If we fail to establish and maintain collaborations or if our partners do not perform, we may be unable to develop and commercialize our product candidates.

We have entered into collaborative arrangements with third-parties to develop and/or commercialize product candidates and are currently seeking additional collaborations. For example, we entered into an agreement with the Gynecologic Oncology Group to perform a phase III trial of XYOTAX in patients with ovarian cancer. Additional collaborations might be necessary in order for us to fund our research and development activities and third-party manufacturing arrangements, seek and obtain regulatory approvals and successfully commercialize our existing and future product candidates. If we fail to enter into additional collaborative arrangements or fail to maintain our existing collaborative arrangements, the number of product candidates from which we could receive future revenues would decline.

Our dependence on collaborative arrangements with third-parties will subject us to a number of risks that could harm our ability to develop and commercialize products, including that:

•	collaborative arrangements may not be on terms favorable to us;

•	disagreements with partners may result in delays in the development and marketing of products, termination of our collaboration agreements or time consuming and expensive legal action;

•	we cannot control the amount and timing of resources partners devote to product candidates or their prioritization of product candidates and partners may not allocate sufficient funds or resources to the development, promotion or marketing of our products, or may not perform their obligations as expected;

•	partners may choose to develop, independently or with other companies, alternative products or treatments, including products or treatments which compete with ours;

•	agreements with partners may expire or be terminated without renewal, or partners may breach collaboration agreements with us;

•	business combinations or significant changes in a partner’s business strategy might adversely affect that partner’s willingness or ability to complete its obligations to us; and

•	the terms and conditions of the relevant agreements may no longer be suitable.

The occurrence of any of these events could adversely affect the development or commercialization of our products.

Because we base several of our drug candidates on unproven novel technologies, we may never develop them into commercial products.

We base several of our product candidates upon novel technologies that we are using to develop drugs for the treatment of cancer. These technologies have not been proven. Furthermore, preclinical results in animal studies may not predict outcomes in human clinical trials. Our product candidates may not be proven safe or effective. If these technologies do not work, our drug candidates may not develop into commercial products.

As a result of our merger with Novuspharma, we are required to comply with the regulatory structure of Italy, which could result in administrative challenges.

As a result of our merger with Novuspharma, our operations need to comply not only with applicable laws of and rules of the United States, including Washington law and the rules and regulations of the SEC and the Nasdaq National Market, but also the European Union legal system and the Republic of Italy, including the rules and regulations of CONSOB and Borsa Italiana, which collectively regulate companies listed on Italy’s public markets such as the Nuovo Mercato. Conducting our operations in a manner that complies with all applicable laws and rules will require us to devote additional time and resources to regulatory compliance matters. For example, the process of seeking to understand and comply with the laws of each country, including tax, labor and regulatory laws, might require us to incur the expense of engaging additional outside counsel, accountants and other professional advisors and might result in delayed business initiatives as we seek to ensure that each new initiative will comply with all regulatory regimes.

As a result of our merger with Novuspharma, we are subject to additional legal duties, additional operational challenges and additional political and economic risks related to our operations in Italy.

As a result of our merger with Novuspharma, a portion of our business is based in Italy. We are subject to duties and risks arising from doing business in Italy, such as:

•	Italian employment law, including collective bargaining agreements negotiated at the national level and over which we have no control;

•	European data protection regulations, under which we will be unable to send private personal data, including many employment records and some clinical trial data, from our Italian offices to our U.S. offices until our U.S. offices self-certify their adherence to the safe harbor framework established by the U. S. Department of Commerce in consultation with the European Commission;

•	tariffs, customs, duties and other trade barriers; and

•	capital controls, terrorism and other political risks.

We are also subject to the following operational challenges, among others, as a result of our merger with Novuspharma and having a portion of our business and operations based in Italy:

•	effectively pursuing the clinical development and regulatory approvals of all product candidates;

•	successfully commercializing products under development;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	coalescing the Italian business culture with our own and maintaining employee morale; and

•	maintaining appropriate uniform standards, controls, procedures and policies relating to financial reporting and employment related matters, and the conduct of development activities that comply with both U.S. and Italian laws and regulations.

We may not succeed in addressing these challenges, risks and duties, any of which may be exacerbated by the geographic separation of our operations in the United States and in Italy. These risks related to doing business in Italy could harm the results of our operations.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceutical products, and we may not be able to avoid significant product liability exposure. While we have insurance covering product use in our clinical trials, it is possible that we will not be able to maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth.

Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to international, federal, state, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

We may not be able to conduct animal testing in the future, which could harm our research and development activities.

Certain of our research and development activities involve animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting activities through protests and other means. To the extent the activities of these groups are successful, our business could be materially harmed by delaying or interrupting our research and development activities.

Our operations in Italy make us subject to increased risk regarding currency exchange rate fluctuations.

As a result of our merger with Novuspharma and our consequent operations in Italy, we are exposed to risks associated with foreign currency transactions insofar as we might desire to use U.S. dollars to make contract payments denominated in euros or vice versa. As the net positions of our foreign currency transactions might fluctuate, our earnings might be negatively affected. In addition, we are exposed to risks associated with the translation of euro-denominated financial results and accounts into U.S. dollars. Our reporting currency will remain as the U.S. dollar; however, a portion of our consolidated financial obligations will arise in euros. In addition, the carrying value of some of our assets and liabilities will be affected by fluctuations in the value of the U.S. dollar as compared to the euro. Changes in the value of the U.S. dollar as compared to the euro might have an adverse effect on our reported results of operations and financial condition.

Risks Related to the Securities Markets

Our stock price is extremely volatile, which may affect our ability to raise capital in the future and may subject the value of your investment in our securities to sudden decreases.

The market price for securities of biopharmaceutical and biotechnology companies, including ours, historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. For example, during the twelve month period ended October 31, 2005, our stock price ranged from a low of $1.97 to a high of $10.85. Fluctuations in the trading price or liquidity of our common stock may adversely affect the value of your investment in our common stock.

Factors that may have a significant impact on the market price and marketability of our securities include:

•	announcements by us or others of results of preclinical testing and clinical trials and regulatory actions;

•	announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors;

•	our quarterly operating results;

•	developments or disputes concerning patent or other proprietary rights;

•	developments in our relationships with collaborative partners;

•	acquisitions or divestitures;

•	litigation and government proceedings;

•	adverse legislation, including changes in governmental regulation;

•	third-party reimbursement policies;

•	changes in securities analysts’ recommendations;

•	changes in health care policies and practices;

•	economic and other external factors; and

•	general market conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. In the case of our company, beginning in March 2005, several class action lawsuits were instituted against CTI, James Bianco and Max Link and a derivative action lawsuit was filed against CTI’s full board of directors. See the section in our Quarterly Report on Form 10-Q for the period ending September 30, 2005 under the heading “Legal Proceedings.” As a result of these lawsuits, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.

Anti-takeover provisions in our charter documents, our shareholder rights plan, and under Washington law could make removal of incumbent management or an acquisition of us, which may be beneficial to our shareholders, more difficult.

Provisions of our articles of incorporation and bylaws may have the effect of deterring or delaying attempts by our shareholders to remove or replace management, to commence proxy contests, or to effect changes in control. These provisions include:

•	a classified board so that only approximately one third of the board of directors is elected each year;

•	elimination of cumulative voting in the election of directors;

•	procedures for advance notification of shareholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without shareholder approval;

•	the ability of our board of directors to issue up to 10,000,000 shares of preferred stock without shareholder approval upon the terms and conditions and with the rights, privileges and preferences as the board of directors may determine; and

•	a shareholder rights plan.

In addition, as a Washington corporation, we are subject to Washington law which imposes restrictions on some transactions between a corporation and certain significant shareholders.

These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors contained in and incorporated by reference into this prospectus when evaluating an investment in our common stock. This prospectus and the documents incorporated by reference into this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including:

•	any projections of earnings, revenues or other financial items;

•	any statements of the plans and objectives of management for future operations;

•	any statements concerning proposed new products or services;

•	any statements regarding future operations, plans, regulatory filings or approvals;

•	any statements on plans regarding proposed or potential clinical trials or new drug filing strategies;

•	any statements concerning proposed new products or services, any statements regarding pending or future mergers or acquisitions; and

•	any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing.

In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “will”, “expects”, “plans”, “anticipates”, “estimates”, “potential”, or “continue” or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from these projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including, but not limited to, the risk factors set forth in this offering circular. All forward-looking statements and reasons why results may differ included in this offering circular are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

This prospectus contains and incorporates by reference market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

NOTE OFFERING

In November 2005, we completed the issuance of $82 million of 6.75% convertible senior notes due in 2010. The notes bear interest at a rate 6.75% per annum with interest payable semi-annually in April and October of each year and are convertible at the rate of 380.37 shares of common stock per $1,000 principal amount of notes which is equivalent to a price of approximately $2.63 per share. We also issued warrants to purchase 350,000 shares of common stock within five years at an exercise price of $3.50 per share to the underwriter of these notes. On April 30, 2006, holders of the notes have the right to cause us to redeem in cash up to 30% of the aggregate amount of the notes, or approximately $24.6 million, on a pro-rata basis, excluding any accrued and unpaid interest. We must hold this amount in escrow through April 30, 2006 in order to fund any such redemptions. We have the option to redeem all of the notes if the closing price per share of our common stock has exceeded 125% of the conversion price then in effect for at least 20 trading days within any 30-consecutive trading day period. The redemption price will be par including accrued and unpaid interest up to but not including the redemption date. Upon any conversion of the notes, we will pay the holder of the notes a make-whole payment equal to $337.50 per $1,000 principal amount of the notes so converted, less any interest paid on such notes prior to the conversion date.

In conjunction with issuance of the 6.75% convertible senior notes, we also entered into a Conversion and Placement Agreement, or CAP agreement, with two existing holders (the “CAP Holders”) of approximately $38.4 million of our outstanding 5.75% Convertible Senior Subordinated Notes, or 5.75% notes, and 4% Convertible Senior Subordinated Notes, or 4% notes. Pursuant to the agreement, the CAP Holders agreed to exercise their right to convert their 5.75% notes and 4% notes into approximately 3.3 million shares of our common stock. In consideration for this exercise, we also issued to the CAP Holders approximately 9.9 million additional shares of our common stock which includes 6.5 million shares issuable upon exercise of zero strike price warrants. In no event shall we issue to the CAP Holders shares of our common stock in excess of such number as would result in the CAP Holders becoming the beneficial owner of more than 9.5% of our shares on a fully diluted basis.

We are currently evaluating the accounting treatment related to our convertible senior notes offering and CAP agreement, including related registration rights. The impact of this accounting treatment will be reflected in our financial results for the fourth quarter of 2005 to be included in our Annual Report on Form 10-K for the year ending December 31, 2005.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of common stock.

DESCRIPTION OF CAPITAL STOCK

This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated articles of incorporation, as amended, our bylaws, as amended, and all applicable provisions of Washington law.

General

We are authorized to issue 200,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. As of the close of business on November 28, 2005, there were 71,850,661 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

The board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of the company without further action by the shareholders.

We designated 100,000 shares of our preferred stock as Series C preferred stock in November 1996 in connection with the adoption of a shareholder rights plan as described below.

No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-takeover Effects of Provisions of Washington Law and our Charter and Bylaws

Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the company. Chapter 23B.11 and 23B.12 of the Washington Business Corporation Act (the WBCA) permits a merger, sale of assets or liquidation of the company, subject to certain requirements. In addition, Chapter 23B.12 of the WBCA prohibits the company, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined as a person or group of persons who acquire 10% or more of the company’s voting securities without the prior approval of the company’s board of directors) for a period of five years following the acquiring person’s share acquisition date. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. The company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the company.

Our board of directors is divided into three approximately equal classes of directors serving staggered three-year terms. In addition, our Amended and Restated Articles of Incorporation provide that directors may be removed from office only at a meeting of shareholders called expressly for that purpose and only for cause. Our Amended and Restated Articles of Incorporation limit “cause” to willful misfeasance having a material adverse effect on the company or conviction of a felony, provided that any action by a director shall not constitute “cause” if, in good faith, the director believed the action to be in or not opposed to the best interests of the company or if the director is entitled to be indemnified with respect to such action under applicable law, our Amended and Restated Articles of Incorporation or Amended and Restated Bylaws, or a contract with the company. Further, our Amended and Restated Bylaws require a shareholder to provide notice to the company of such shareholder’s intent to nominate a person or persons for election as directors not later than 90 days prior to the first anniversary of the previous year’s annual meeting of shareholders or, in the case of an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. A shareholder must also provide us with notice of such shareholder’s intent to make any proposal at an annual meeting of shareholders not later than 90 days prior to the first anniversary of the previous year’s annual meeting of shareholders. These provisions may have the effect of deterring hostile takeovers or delaying change in control or management of our company.

Shareholder Rights Plan

On November 11, 1996, our board of directors adopted a shareholder rights plan and declared a distribution of one preferred stock purchase right (a right) for each outstanding share of common stock to shareholders of record as of the close of business November 21, 1996 and for each share of common stock issued thereafter pursuant to a rights agreement entered into on November 11, 1996 and amended November 20, 2002, between the company and Computershare Investor Services, LLC as Rights Agent (the rights agreement). The shareholder rights plan expires on November 11, 2006. In connection with the adoption of the rights agreement, we reserved for issuance 100,000 shares of series C preferred stock. The series C preferred stock will only be issued in the event rights issued pursuant to the rights agreement are exercised.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

SELLING SECURITYHOLDERS

We originally issued the common stock and the warrants exercisable for shares of common stock to the selling securityholders in a private placement in November 2005. We are registering all shares of our common stock offered by this prospectus on behalf of the selling securityholders named in the table below. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

The following table contains information as of November 28, 2005, with respect to the selling securityholders and the principal amount of common stock beneficially owned by each selling securityholder that may be offered using this prospectus. The number of shares in the column “Number of Shares of Common Stock That May Be Sold” represents all of the shares of our common stock that each selling securityholder may offer under this prospectus. The number of shares in the column “Shares to be Beneficially Owned After Completion of this Offering” assumes that each selling securityholder sells all of its shares of our common stock offered by this prospectus. We prepared this table and the notes thereto based on the information supplied to us by the selling securityholders named in the table.

Name	Total Shares Beneficially Owned Prior to this Offering (1)		Percentage of Common Stock Outstanding Prior to this Offering (2)	Number of Shares of Common Stock That May be Sold(3)	Shares to be Beneficially Owned After Completion of this Offering(3)	Percentage of Common Stock Outstanding After Completion of this Offering(2)(3)
Linden Capital L.P.	2,513,048	(4)	3.5	3,390,721	625,231	*
Sunrise Partners Limited Partnership	4,312,764	(5)	6.0	6,487,211	700,945	1.0

*	Less than 1%

(1)	Does not include any shares of common stock issuable upon the conversion of our outstanding convertible debt owned by a holder.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 71,850,661 shares of common stock outstanding as of November 28, 2005. We did not assume the issuance of any other shares issuable upon exercise of outstanding warrants or options or conversion of any outstanding convertible notes.

(3)	Assumes issuance of all shares covered by this prospectus issuable upon exercise of the selling securityholder’s warrants.

(4)	Excludes 1,502,904 shares of common stock issuable upon the exercise of warrants with an exercise price of zero ($0.00), which are currently not exercisable due to a blocker provision in the warrants prohibiting the issuance of common stock in excess of an amount that would result in the selling securityholders becoming the beneficial owner of more than 9.5% of our outstanding common stock because both Linden Capital L.P. and Sunrise Partners Limited Partnership are under common control and therefore may be deemed to have shared beneficial ownership for purposes of the blocker provision.

(5)	Excludes 2,875,392 shares of common stock issuable upon the exercise of warrants with an exercise price of zero ($0.00), which are currently not exercisable due to a blocker provision in the warrants prohibiting the issuance of common stock in excess of an amount that would result in the selling securityholders becoming the beneficial owner of more than 9.5% of our outstanding common stock because both Linden Capital L.P. and Sunrise Partners Limited Partnership are under common control and therefore may be deemed to have shared beneficial ownership for purposes of the blocker provision.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time.

Because the selling securityholders may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by the selling securityholders upon the termination of any particular offering. For information on the procedures for sales by selling securityholders, see the section entitled “Plan of Distribution” below.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the common stock is sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market System in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

From time to time the selling securityholders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver their shares of our common stock in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions.

To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

Our common stock trades on the Nasdaq National Market under the symbol “CTIC.”

There can be no assurance that any selling securityholder will sell any or all of the common stock pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the common stock by other means not described in this prospectus. Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Pursuant to the registration rights agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus if a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration of the common stock. We will not pay any commissions, fees or discounts of underwriters, brokers, dealers and agents in connection with any sales by any selling securityholders.

LEGAL MATTERS

The validity of the issuance of the Cell Therapeutics, Inc. securities offered by this prospectus will be passed upon for Cell Therapeutics, Inc. by O’Melveny & Myers LLP, San Francisco, California.

EXPERTS

Grant Thornton LLP, independent registered public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended June 30, 2005 and 2004, incorporated by reference in this prospectus, Grant Thornton LLP has reported that they have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, their separate report included in the company’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Securities Act of 1933.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2003, and for each of the two years in the period ended December 31, 2003, included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (hereinafter the “Exchange Act”). In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us are available free of charge on our web site, http://www.cticseattle.com, and may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Our common stock is listed on the Nasdaq National Market and such reports, proxy statements and other information concerning us may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

SEC rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is complete:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Proxy Statement on Schedule 14A for our 2005 Annual Meeting of Shareholders dated April 20, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	our Current Report on Form 8-K filed on January 6, 2005;

•	our Current Report on Form 8-K filed on April 1, 2005;

•	our Current Report on Form 8-K filed on April 18, 2005;

•	our Current Report on Form 8-K filed on June 7, 2005;

•	our Current Report on Form 8-K filed on June 14, 2005;

•	our Current Report on Form 8-K filed on June 29, 2005;

•	our Current Report on Form 8-K filed on July 22, 2005;

•	our Current Report on Form 8-K filed on August 22, 2005;

•	our Current Report on Form 8-K filed on September 2, 2005;

•	our Current Report on Form 8-K filed on October 14, 2005;

•	our Current Report on Form 8-K filed on October 19, 2005;

•	our Current Report on Form 8-K filed on October 21, 2005;

•	our Current Report on Form 8-K filed on November 3, 2005;

•	our Current Report on Form 8-K filed on November 10, 2005;

•	our Current Report on Form 8-K/A filed on November 10, 2005;

•	our Current Report on Form 8-K filed on November 28, 2005; and

•	The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A/A filed with the SEC on January 10, 2003 (No. 001-12465), including any amendment or reports filed for the purpose of updating that description.

In addition, we also incorporate by reference into this prospectus additional information that we may subsequently file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the Securities and Exchange Commission will be incorporated by reference into, or otherwise included in, this prospectus.

We are subject to the information and reporting requirements of the Exchange Act, and file periodic reports, proxy statements and we make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

We will provide without charge to each person, including any beneficial owner of CTI common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in the prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

Louis A. Bianco

Executive Vice President, Finance and Administration

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering (including the private placement of the common stock in November 2005) are as follows:

Securities and Exchange Commission registration fee	$2,379
Accounting fees and expenses	150,000
Legal fees and expenses	100,000
Miscellaneous	50,000

Total	$302,379

Item 15.	Indemnification of Directors and Officers of Cell Therapeutics, Inc.

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the “WBCA”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933. Article IX of the Registrant’s Restated Bylaws provides for indemnification of the Registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy maintained by the Company for such purpose.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate losses or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI of the Registrant’s Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the Registrant and its shareholders.

The Registrant has entered into an indemnification agreement with each of its executive officers and directors in which the Registrant agrees to hold harmless and indemnify the officer or director to the fullest extent permitted by Washington law. The Registrant agrees to hold harmless and indemnify the officer or director against any and all losses, claims, damages, liabilities or expenses incurred in connection with any actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the officer or director is, was or becomes involved by reason of the fact that the officer or director is or was a director, officer, employee, trustee or agent of the Registrant or any related company, partnership or enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the officer or director in an official capacity and any action, suit, claim or proceeding instructed by or at the direction of the officer or director unless such action, suit, claim or proceeding is or was authorized by the Registrant’s Board of Directors. No indemnity pursuant to the indemnification agreements shall be provided by the Registrant on account of any suit in which a final, unappealable judgment is rendered against the officer or director for an accounting of profits made from the purchase or sale by the officer or director of securities of the Registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934, and amendments thereto, or for damages that have been paid directly to the officer or director by an insurance carrier under a policy of directors’ and officers’ liability insurance maintained by the Registrant.

Item 16.	Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
3.1 (1)	Registrant’s Amended and Restated Articles of Incorporation.

3.2 (2)	Registrant’s Amended and Restated Bylaws.

4.1 (3)	Form of Warrant issued by Cell Therapeutics, Inc. to Linden Capital L.P. and Sunrise Partners Limited Partnership

4.2 (3)	Form of Registration Rights Agreement by and among Cell Therapeutics, Inc., Linden Capital L.P. and Sunrise Partners Limited Partnership.

5.1	Opinion of O’Melveny & Myers LLP.

15.1	Letter Regarding Unaudited Financial Information

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.3	Consent of O’Melveny & Myers (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Cell Therapeutics, Inc. (included on the signature page of this Form S-3 and incorporated herein by reference).

(1)	Incorporated by reference to exhibits to the Registrant’s Current Report on Form 8-K filed June 4, 2004.

(2)	Incorporated by reference to appendix H to the Registrant’s Registration Statement on Form S-4 (No. 333-106906).

(3)	Incorporated by reference to exhibits to the Conversion and Placement Agreement, dated October 31, 2005, by and among Cell Therapeutics, Inc, Linden Capital L.P. and Sunrise Partners Limited Partnership, attached as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed November 3, 2005.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on November 30, 2005.

CELL THERAPEUTICS, INC.

By:	/S/ JAMES A. BIANCO
James A. Bianco, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Cell Therapeutics, Inc., a Washington corporation, do hereby constitute and appoint James A. Bianco and Louis A. Bianco and each of them individually, the lawful attorneys-in-fact and agents, each with full power of substitution or re-substitution, with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact and agents, or either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulation or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents, or either one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ PHILLIP M. NUDELMAN Phillip M. Nudelman, Ph.D.	Chairman of the Board	November 30, 2005

/S/ JAMES A. BIANCO James A. Bianco, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	November 30, 2005

Signature	Title	Date

/S/ LOUIS A. BIANCO Louis A. Bianco	Executive Vice President, Finance and Administration (Principal Financial Officer and Principal Accounting Officer)	November 30, 2005

/S/ JOHN H. BAUER John H. Bauer	Director	November 30, 2005

/S/ VARTAN GREGORIAN Vartan Gregorian, Ph.D.	Director	November 30, 2005

/S/ MARY O’NEILL MUNDINGER Mary O’Neill Mundinger, DrPH	Director	November 30, 2005

/S/ JACK W. SINGER Jack W. Singer, M.D.	Director	November 30, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Title

3.1 (1)	Registrant’s Amended and Restated Articles of Incorporation.

3.2 (2)	Registrant’s Amended and Restated Bylaws.

4.1 (3)	Form of Warrant issued by Cell Therapeutics, Inc. to Linden Capital L.P. and Sunrise Partners Limited Partnership

4.2 (3)	Form of Registration Rights Agreement by and among Cell Therapeutics, Inc., Linden Capital L.P. and Sunrise Partners Limited Partnership.

5.1	Opinion of O’Melveny & Myers LLP.

15.1	Letter Regarding Unaudited Financial Information

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.3	Consent of O’Melveny & Myers (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of Cell Therapeutics, Inc. (included on the signature page of this Form S-3 and incorporated herein by reference).

(1)	Incorporated by reference to exhibits to the Registrant’s Current Report on Form 8-K filed June 4, 2004.

(2)	Incorporated by reference to appendix H to the Registrant’s Registration Statement on Form S-4 (No. 333-106906).

(3)	Incorporated by reference to exhibits to the Conversion and Placement Agreement, dated October 31, 2005, by and among Cell Therapeutics, Inc, Linden Capital L.P. and Sunrise Partners Limited Partnership, attached as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed November 3, 2005.